Exhibit 12
Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$(17,448)	$10,148	$(18,182)	$(8,312)	$(7,539)

Additions:
Income taxes	8,536	2,397	6,081	7,332	3,402
Noncontrolling interest in earnings of consolidated subsidiaries	5,356	8,136	20,517	16,715	21,587
Fixed charges, as shown below	27,450	20,571	19,035	15,993	12,085
Distributions received from equity-method investees	198	440	—	940	1,796
	41,540	31,544	45,633	40,980	38,870

Subtractions:
Equity in income (loss) of investees	(8)	349	165	168	1,402
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	(8)	349	165	168	1,402
Earnings as adjusted	24,100	41,343	27,287	32,500	29,929
Fixed charges:
Interest on indebtedness, expensed or capitalized	18,057	13,650	11,471	9,077	6,472
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	4,041	1,348	2,330	2,213	1,305
Interest within rent expense	5,352	5,573	5,234	4,703	4,308

Total fixed charges	$27,450	$20,571	$19,035	15,993	12,085
Ratio of earnings to fixed charges	N/A	2.01	1.43	2.03	2.48
Dollar amount deficiency	$3,350	N/A	N/A	N/A	N/A